Exhibit 107.1

Calculation of Filing Fee

424(b)(2)

PACCAR Financial Corp.

(Exact Name of Registrant as Specified in its Charter)

Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities

Fees to Be Paid	Debt	Medium- Term Notes, Series Q - Fixed Rate	457(r)	$100,000,000	100.215%	$100,215,000	.01476%	$14,792

	Total Offering Amounts					$100,215,000		$14,792

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$14,792

The prospectus to which this Exhibit is attached is a final prospectus for the related offering.